UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                Welund Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    95046P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Mr. Joseph I. Worsham, II                        with a copy to:
   General Counsel                                  John D. Hogoboom, Esq.
   WS Capital Management, L.P.                      Lowenstein Sandler PC
   300 Crescent Court, Ste. 1111                    65 Livingston Avenue
   Dallas, Texas  75201                             Roseland, New Jersey 07068
   (214) 756-6073                                   (973) 597-2500
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Capital, L.L.C.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           3,000,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      3,000,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,000,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   8.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/CO

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Capital Management, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           3,000,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      3,000,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,000,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   8.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA/PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Walker Smith Capital, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             156,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        156,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    156,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   0.4%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Walker Smith Capital (Q.P.), L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             990,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        990,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    990,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   2.6%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Walker Smith International Fund, Ltd.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   British Virgin Islands

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           1,335,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      1,335,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,335,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   3.6%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   CO

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WSV Management, L.L.C.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           4,500,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      4,500,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,500,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   12.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA/CO

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Ventures Management, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           4,500,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      4,500,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,500,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   12.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Opportunity Fund, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           1,263,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      1,263,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,263,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   3.4%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Opportunity Fund (Q.P.), L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           1,107,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      1,107,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,107,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   3.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   PN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       WS Opportunity Fund International, Ltd.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           2,130,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      2,130,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,130,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   5.7%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   CO

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Reid S. Walker
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PA/AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           7,500,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,500,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,500,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   20.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/IN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       G. Stacy Smith
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           7,500,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,500,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,500,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   20.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/IN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Cusip No.   95046P100
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Patrick P. Walker
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF/AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           4,500,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      4,500,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,500,000*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   12.0%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/IN

--------------------------------------------------------------------------------
*Based on information provided by the company (37,429,937 shares issued and outstanding as of September 19, 2006).

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Welund Fund, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1940 Zinfandel Drive, Suite R, Rancho Cordova, CA 95670.


Item 2.   Identity and Background
          -----------------------

          (a) The persons filing this statement are WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), WS Capital Management, L.P., a Texas limited partnership ("WSC Management"), Walker Smith Capital, L.P., a Texas limited partnership ("WSC"), Walker Smith Capital (Q.P.), L.P., a Texas limited partnership ("WSCQP"), Walker Smith International Fund, Ltd., a British Virgin Islands exempted company ("WS International"), WSV Management, L.L.C., a Texas limited liability company ("WSV"), WS Ventures Management, L.P., a Texas limited partnership ("WSVM"), WS Opportunity Fund, L.P., a Texas limited partnership ("WSO"), WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership ("WSOQP"), WS Opportunity Fund International, Ltd., a Cayman Islands exempted company ("WSO International"), Reid S. Walker, G. Stacy Smith and Patrick P. Walker (collectively, the "Reporting Persons"). WS Capital is the general partner of WSC Management, which is the general partner of WSC and WSCQP, the investment manager and agent and attorney-in-fact for WS International, and the investment manager for HHMI Investments, L.P., a Delaware limited partnership ("HHMI"). WSV is the general partner of WSVM, which is the general partner of WSO and WSOQP and the investment manager and agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the Reporting Persons expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this statement shall not be deemed to be an admission that any such Reporting Person is a member of such a group.

          (b) The business address of the Reporting Persons is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

          (c) The principal business of WSC, WSCQP, WS International, WSO, WSOQP and WSO International is purchasing, holding and selling securities for investment purposes. The principal business of WSC Management is serving as the general partner of WSC and WSCQP and the investment manager and agent and attorney-in-fact for WS International. The principal business of WSVM is serving as the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. The principal business of WS Capital is serving as the general partner of WSC Management. The principal business of WSV is serving as the general partner of WSVM. The principal business of Reid S. Walker and G. Stacy Smith is serving as a principal of WS Capital and WSV. The principal business of Patrick P. Walker is serving as a principal of WSV.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) WS Capital, WSC Management, WSC, WSCQP, WSV, WSVM, WSO and WSOQP are organized under the laws of the State of Texas. WS International is organized under the laws of the British Virgin Islands. WSO International is organized under the laws of the Cayman Islands. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. In anticipation of the Company's expected reverse 1-for-3 stock split, as detailed in the Company's Current Report on Form 8-K dated August 23, 2006 (and as filed by the Company with the Securities and Exchange Commission on August 29, 2006), the aggregate amount of funds used in making the purchases included in this Schedule 13D was $2,500,000.


Item 4.   Purpose of Transaction
          ----------------------

          The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Reid S. Walker is the beneficial owner of 7,500,000 Shares (which represents approximately 20.0% of the Shares issued and outstanding as of
September  19,  2005   (37,429,937)),   which  includes  (i)  3,000,000   Shares
beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI and (ii) 4,500,000 Shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

               G. Stacy Smith is the beneficial owner of 7,500,000 Shares (which represents approximately 20.0% of the Shares issued and outstanding as of
September  19,  2005   (37,429,937)),   which  includes  (i)  3,000,000   Shares
beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI and (ii) 4,500,000 Shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

               Patrick P. Walker is the beneficial owner of 4,500,000 Shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

               WS Capital and WSC Management are the beneficial owners of 3,000,000 Shares of Common Stock which includes (i) 156,000 Shares beneficially owned by WSC, (ii) 990,000 Shares beneficially owned by WSCQP, (iii) 1,335,000 Shares beneficially owned by WS International and (iv) 519,000 Shares beneficially owned by HHMI.

               WSV and WSVM are the beneficial owners of 4,500,000 Shares, which includes (i) 1,263,000 Shares beneficially owned by WSO, (ii) 1,107,000 Shares beneficially owned by WSOQP and (iii) 2,130,000 Shares beneficially owned by WSO International.

               WSC is the beneficial owner of 156,000 Shares (which represents approximately 0.4% of the Shares issued and outstanding). WSCQP is the beneficial owner of 990,000 Shares (which represents approximately 2.6% of the Shares issued and outstanding). WS International is the beneficial owner of 1,335,000 Shares (which represents approximately 3.6% of the Shares issued and outstanding). HHMI is the beneficial owner of 519,000 Shares (which represents approximately 1.4% of the Shares issued and outstanding). WSO is the beneficial owner of 1,263,000 Shares (which represents approximately 3.4% of the Shares issued and outstanding). WSOQP is the beneficial owner of 1,107,000 Shares (which represents approximately 3.0% of the Shares issued and outstanding). WSO International is the beneficial owner of 2,130,000 Shares (which represents approximately 5.7% of the Shares issued and outstanding).

          (b) Each of the Reporting Persons has sole power to vote and direct the disposition of the Shares for which it is deemed to be the beneficial owner.

          (c) The only transactions in Shares that were effected during the past sixty days were the purchase of the Shares in a private placement by the Company on September 19, 2006. The Shares were purchased at a price of $1.00 per Share.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

          In connection with the private placement described in this Schedule 13D, the Reporting Persons, among others, entered into (i) a Securities Purchase Agreement, dated as of September 19, 2006 (the "Purchase Agreement"), pursuant to which, among other things, the Reporting Persons purchased the Shares described in Item 5 of this Schedule 13D, as more particularly set forth and described in the Purchase Agreement incorporated by reference as Exhibit 2 hereto, and (ii) a Registration Rights Agreement, dated as of September 19, 2006 (the "Registration Rights Agreement"), pursuant to which, among other things, the Reporting Persons and the Company agreed to the terms under which the Company shall register the Shares issued under the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 3 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Joint Filing Agreement, dated September 27, 2006, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., WSV Management, L.L.C., WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., Reid
S. Walker, G. Stacy Smith and Patrick P. Walker.

          2. Securities Purchase Agreement dated as of September 19, 2006, by and among Welund Fund, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated September 19, 2006, as filed by Welund Fund, Inc. with the Securities and Exchange Commission on September 25, 2006.

          3. Registration Rights Agreement dated as of September 19, 2006, by and among Welund Fund, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated September 19, 2006, as filed by Welund Fund, Inc. with the Securities and Exchange Commission on September 25, 2006.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 27, 2006

      WS CAPITAL, L.L.C.


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WS CAPITAL MANAGEMENT, L.P.

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WALKER SMITH CAPITAL, L.P.

      By:  WS Capital Management, L.P., its general partner

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WALKER SMITH CAPITAL (Q.P.), L.P.

      By:  WS Capital Management, L.P., its general partner

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member

      WALKER SMITH INTERNATIONAL, LTD.

      By:  WS Capital Management, L.P., its general partner and attorney-in-fact

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WSV MANAGEMENT, L.L.C.


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WS VENTURES MANAGEMENT, L.P.

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WS OPPORTUNITY FUND, L.P.

      By:  WS Ventures Management, L.P., its general partner

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WS OPPORTUNITY FUND (Q.P.), L.P.

      By:  WS Ventures Management, L.P., its general partner

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member

      WS OPPORTUNITY FUND INTERNATIONAL, LTD.

      By:  WS Ventures Management, L.P., its agent and attorney-in-fact

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member




         /s/ Reid S. Walker
         --------------------------------------
             REID S. WALKER




         /s/ G. Stacy Smith
         --------------------------------------
             G. STACY SMITH




         /s/ Patrick P. Walker
         --------------------------------------
             PATRICK P. WALKER




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Welund Fund, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 27, 2006.


September 27, 2006


      WS CAPITAL, L.L.C.


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WS CAPITAL MANAGEMENT, L.P.

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WALKER SMITH CAPITAL, L.P.

      By:  WS Capital Management, L.P., its general partner

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WALKER SMITH CAPITAL (Q.P.), L.P.

      By:  WS Capital Management, L.P., its general partner

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member

      WALKER SMITH INTERNATIONAL, LTD.

      By:  WS Capital Management, L.P., its general partner and attorney-in-fact

      By:  WS Capital, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WSV MANAGEMENT, L.L.C.


         By: /s/ Reid S. Walker
            --------------------------------------
                 Reid S. Walker, Member



      WS VENTURES MANAGEMENT, L.P.

            By:  WSV Management, L.L.C., its general partner


               By: /s/ Reid S. Walker
                  --------------------------------------
                       Reid S. Walker, Member



      WS OPPORTUNITY FUND, L.P.

      By:  WS Ventures Management, L.P., its general partner

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member

      WS OPPORTUNITY FUND (Q.P.), L.P.

      By:  WS Ventures Management, L.P., its general partner

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member



      WS OPPORTUNITY FUND INTERNATIONAL, LTD.

      By:  WS Ventures Management, L.P., its agent and attorney-in-fact

      By:  WSV Management, L.L.C., its general partner


         By: /s/ Reid S. Walker
             --------------------------------------
                 Reid S. Walker, Member




            /s/ Reid S. Walker
            --------------------------------------
                REID S. WALKER




            /s/ G. Stacy Smith
            --------------------------------------
                G. STACY SMITH




            /s/ Patrick P. Walker
            --------------------------------------
                PATRICK P. WALKER